Exhibit 99.4

GigaMedia Limited

and its subsidiaries

Registration Number: 199905474H

Annual Report

Year ended 31 December 2014

GigaMedia Limited and its subsidiaries

Directors’ report

Year ended 31 December 2014

Directors’ report

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended 31 December 2014.

Directors

The directors in office at the date of this report are as follows:

Chen, Dirk Chi-Ching
Chien, Mo-Na
Hong, Chin Fock (Damian)
Huang, John Ping Chang
Huang, Billy Bing-Yuan
Hwang, Collin
Liu, Nick Chia-En
Tung, Casey Kuo Chong
Wong, King Wai Alfred

Directors’ interests

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50 (the Act), the particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are as follows:

Name of director and corporation in which interests are held	Holdings at beginning of the financial year	Holdings at end of the financial year
Hwang, Collin
GigaMedia Limited
- ordinary shares
- interests held	961,200	1,458,138
- option to subscribe for ordinary shares	1,000,000	500,000
Chien, Mo-Na
GigaMedia Limited
- option to subscribe for ordinary shares	20,000	20,000

GigaMedia Limited and its subsidiaries

Directors’ report

Year ended 31 December 2014

Name of director and corporation in which interests are held	Holdings at beginning of the financial year	Holdings at end of the financial year
Huang, John Ping Chan
GigaMedia Limited
- option to subscribe for ordinary shares	20,000	20,000
Huang, Billy Bing-Yuan
GigaMedia Limited
- option to subscribe for ordinary shares	20,000	20,000
Liu, Nick Chia-En
GigaMedia Limited
- option to subscribe for ordinary shares	20,000	20,000
Tung, Casey Kuo Chong
GigaMedia Limited
- option to subscribe for ordinary shares	20,000	20,000
Wong, King Wai Alfred
GigaMedia Limited
- option to subscribe for ordinary shares	—	20,000
Hong, Chin Fock (Damian)
GigaMedia Limited
- option to subscribe for ordinary shares	—	20,000

Except as disclosed in this report, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company or of related corporations either at the beginning of the financial year, or at the end of the financial year.

Except as disclosed under the “Share Options” section of this report, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Except for salaries, bonuses and fees and those benefits that are disclosed in this report and in note 29 to the financial statements, since the end of the last financial year, no director has received or become entitled to receive, a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

GigaMedia Limited and its subsidiaries

Directors’ report

Year ended 31 December 2014

Share options

2002 Employee Share Option Plan

At the June 2002 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to three million common shares of the Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of the Group are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2002 Plan is 10 years.

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to seven million common shares of the Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of the Group are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to two million common shares of the Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term for the options under the 2008 Plan is 10 years.

GigaMedia Limited and its subsidiaries

Directors’ report

Year ended 31 December 2014

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to two hundred thousand common shares of the Company were reserved for issuance. Any person who is regularly employed by the Company or its designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, the Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of the date of this annual report, no shares have been subscribed by qualified employees under the 2008 ESPP.

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to one and a half million common shares of the Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the options under the 2009 Plan is 10 years.

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of the Company have been reserved for issuance. To be eligible, employees must be regularly employed by the Company or its designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of the date of this annual report, no shares have been subscribed by qualified employees under the 2009 ESPP.

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years.

GigaMedia Limited and its subsidiaries

Directors’ report

Year ended 31 December 2014

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to two hundred thousand common shares of the Company have been reserved for issuance. To be eligible, employees must be regularly employed by the Company or its designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of the date of this annual report, no shares have been subscribed by qualified employees under the 2010 ESPP.

Summarised below are the general terms of its share-based compensation plans as of 31 December 2014.

Share-based compensation plan	Granted awards		Vesting schedule	Options’ exercise price US$
2002 plan	3,000,000		Immediately upon granting	$0.79
2004 plan	7,875,185	*	Immediately upon granting to four years	$0.79 ~ $2.55
2006 plan	1,223,333	**	Immediately upon granting to four years	$0.81 ~ $16.60
2007 plan	3,355,217	***	Immediately upon granting to four years	$1.20 ~ $18.17
2008 plan	1,000,000		Immediately upon granting to six years	$2.47 ~ $4.24
2009 plan	2,500,000	****	Immediately upon granting to four years	$0.96 ~ $2.47
2010 plan	2,200,000	*****	Three years	$0.81 ~ $1.14

*	The granted awards, net of forfeited or cancelled shares, were within reserved shares of seven million common shares.
**	The granted awards, net of forfeited or cancelled shares, were within reserved shares of one million common shares.
***	The granted awards, net of forfeited or cancelled shares, were within reserved shares of two million common shares.
****	The granted awards, net of forfeited or cancelled shares, were within reserved shares of one and a half million common shares.
*****	The granted awards, net of forfeited or cancelled shares, were within reserved shares of one million common shares.

All options are expected to be settled by issuing new shares.

GigaMedia Limited and its subsidiaries

Directors’ report

Year ended 31 December 2014

Auditors

The auditors, KPMG LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

CHIEN, MO-NA
Director

HWANG, COLLIN
Director

28 April 2015

GigaMedia Limited and its subsidiaries

Statement by Directors

Year ended 31 December 2014

Statement by Directors

In our opinion:

(a)	the financial statements set out on pages FS1 to FS66 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2014 and the results, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act, Chapter 50 and Singapore Financial Reporting Standards; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorised these financial statements for issue.

On behalf of the Board of Directors

CHIEN, MO-NA
Director

HWANG, COLLIN
Director

28 April 2015

KPMG LLP
16 Raffles Quay #22-00	Telephone	+65 6213 3388
Hong Leong Building	Fax	+65 6225 0984
Singapore 048581	Internet	www.kpmg.com.sg

Independent auditors’ report

Members of the Company

GigaMedia Limited

Report on the financial statements

We have audited the accompanying financial statements of GigaMedia Limited (the “Company”) and its subsidiaries (the “Group”), which comprise the statements of financial position of the Group and the Company as at 31 December 2014, the statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flows of the Group for the year then ended, and a summary of significant accounting policies and other explanatory information, as set out on pages FS1 to FS66.

Management’s responsibility for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Singapore Companies Act, Chapter 50 (the “Act”) and Singapore Financial Reporting Standards, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

GigaMedia Limited and its subsidiaries

Independent auditors’ report

Year ended 31 December 2014

Opinion

In our opinion, the consolidated financial statements of the Group and the statement of financial position of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2014 and the results, changes in equity and cash flows of the Group for the financial year ended on that date.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

KPMG LLP

Public Accountants and

Chartered Accountants

Singapore

28 April 2015

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Statements of financial position

As at 31 December 2014

		Group		Company
	Note	31/12/2014	31/12/2013	31/12/2014	31/12/2013
		US$’000	US$’000	US$’000	US$’000
Assets
Property, plant and equipment	4	1,835	1,863	—	—
Intangible assets and goodwill	5	222	1,461	—	—
Subsidiaries	6	—	—	79,201	88,487
Associates	7	5,781	5,822	—	—
Other investments	8	4,744	6,048	—	—
Other assets (non-current)	9	4,736	4,982	—	—
Deferred tax assets	10	—	56	—	—

Non-current assets		17,318	20,232	79,201	88,487

Trade and other receivables	11	1,427	2,238	5,148	2,671
Other investments	8	29,340	21,460	—	—
Other assets (current)	12	760	832	—	—
Cash and cash equivalents	13	59,631	58,801	668	62

Current assets		91,158	83,331	5,816	2,733

Total assets		108,476	103,563	85,017	91,220

Equity
Share capital	14	213,238	209,645	213,238	209,645
Reserves	15	6,271	13,839	(3,434)	1,819
Accumulated losses		(140,318)	(134,850)	(124,973)	(120,435)

Equity attributable to owners of the Company		79,191	88,634	84,831	91,029
Non-controlling interests		10	(147)	—	—

Total equity		79,201	88,487	84,831	91,029

The accompanying notes form an integral part of these financial statements.

FS1

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Statements of financial position (cont’d)

As at 31 December 2014

		Group		Company
	Note	31/12/2014	31/12/2013	31/12/2014	31/12/2013
		US$’000	US$’000	US$’000	US$’000
Liabilities
Employee benefits	16	—	170	—	—
Deferred tax liabilities	10	1,928	2,043	—	—
Other liabilities		10	11	—	—

Non-current liabilities		1,938	2,224	—	—

Trade and other payables	17	5,032	4,175	186	191
Loans and borrowings	18	18,641	4,361	—	—
Other current liabilities	19	2,122	2,756	—	—
Current tax liabilities		1,542	1,560	—	—

Current liabilities		27,337	12,852	186	191

Total liabilities		29,275	15,076	186	191

Total equity and liabilities		108,476	103,563	85,017	91,220

The accompanying notes form an integral part of these financial statements.

FS2

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Consolidated statement of profit or loss

Year ended 31 December 2014

	Note	2014 US$’000	2013 US$’000
Continuing operations
Revenue	20	9,779	15,032
Cost of sales		(7,835)	(7,584)

Gross profit		1,944	7,448
Other income	21	115	1,095

Product development and engineering expenses		(892)	(1,698)
Selling and marketing expenses		(6,708)	(4,815)
General and administrative expenses		(6,381)	(6,340)
Other operating expenses	22	(1,439)	(33,098)

Results from operating activities		(13,361)	(37,408)
Finance income		9,625	1,977
Finance expenses		(1,109)	(81)

Net finance income	23	8,516	1,896
Share of (loss)/profit of associates, net of tax	7	(531)	526

Loss before tax		(5,376)	(34,986)
Tax benefit/(expense)	24	73	(61)

Loss from continuing operations		(5,303)	(35,047)

Discontinued operations
Loss from discontinued operations	25	—	(318)

Loss for the year	26	(5,303)	(35,365)

Loss attributable to:
Owners of the Company
- Continuing operations		(5,468)	(34,766)
- Discontinued operations		—	(318)
		(5,468)	(35,084)
Non-controlling interests
- Continuing operations		165	(281)

		(5,303)	(35,365)

Loss per share
Basic and diluted loss per share (cents)	27	(0.10)	(0.69)

Loss per share—continuing operations
Basic and diluted loss per share (cents)	27	(0.10)	(0.68)

The accompanying notes form an integral part of these financial statements.

FS3

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Consolidated statement of comprehensive income

Year ended 31 December 2014

	2014	2013
	US$’000	US$’000
Loss for the year	(5,303)	(35,365)
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Defined benefit plan remeasurements	—	37
Items that are or may be reclassified subsequently to profit or loss:
Net change in fair value of available-for-sale financial assets	1,336	4,420
Net change in fair value of available-for-sale financial assets reclassified to profit or loss	(8,741)	—
Foreign currency translation differences—foreign operations	(182)	42

	(7,587)	4,462

Other comprehensive income for the year, net of tax *	(7,587)	4,499

Total comprehensive income for the year	(12,890)	(30,866)

Total comprehensive income attributable to:
Owners of the Company	(13,053)	(30,579)
Non-controlling interests	163	(287)

Total comprehensive income for the year	(12,890)	(30,866)

*	There was no tax effect on the components included in other comprehensive income.

The accompanying notes form an integral part of these financial statements.

FS4

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Consolidated statement of changes in equity

Year ended 31 December 2014

		Attributable to owners of the Company
	Note	Share capital	Share option reserve	Statutory reserves	Accumulated losses	Fair value reserve	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At 1 January 2013		209,643	12,557	3,022	(99,803)	15,256	(21,683)	118,992	(338)	118,654
Total comprehensive income for the year
Loss for the year		—	—	—	(35,084)	—	—	(35,084)	(281)	(35,365)
Other comprehensive income
Foreign currency translation		—	—	—	—	—	48	48	(6)	42
Defined benefit plan remeasurements		—	—	—	37	—	—	37	—	37
Net change in fair value of available-for-sale financial assets		—	—	—	—	4,420	—	4,420	—	4,420

Total other comprehensive income, net of tax		—	—	—	37	4,420	48	4,505	(6)	4,499
Total comprehensive income for the year		—	—	—	(35,047)	4,420	48	(30,579)	(287)	(30,866)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Issuance of ordinary shares	14	2	—	—	—	—	—	2	—	2
Share-based payment transactions	15	—	219	—	—	—	—	219	—	219

Total contributions by and distributions to owners		2	219	—	—	—	—	221	—	221

Changes in ownership interest in subsidiary
Acquisition of subsidiary with non-controlling interests	32	—	—	—	—	—	—	—	478	478

Total changes in ownership interest in subsidiary		—	—	—	—	—	—	—	478	478

Total transactions with owners		2	219	—	—	—	—	221	478	699

At 31 December 2013		209,645	12,776	3,022	(134,850)	19,676	(21,635)	88,634	(147)	88,487

The accompanying notes form an integral part of these financial statements.

FS5

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Consolidated statement of changes in equity

Year ended 31 December 2014

		Attributable to owners of the Company
	Note	Share capital	Share option reserve	Statutory reserves	Accumulated losses	Fair value reserve	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At 1 January 2014		209,645	12,776	3,022	(134,850)	19,676	(21,635)	88,634	(147)	88,487
Total comprehensive income for the year
Loss for the year		—	—	—	(5,468)	—	—	(5,468)	165	(5,303)
Other comprehensive income
Foreign currency translation		—	—	—	—	—	(180)	(180)	(2)	(182)
Defined benefit plan remeasurements		—	—	—	—	—	—	—	—	—
Net change in fair value of available-for-sale financial assets reclassified to profit or loss		—	—	—	—	(8,741)	—	(8,741)	—	(8,741)
Net change in fair value of available-for-sale financial assets		—	—	—	—	1,336	—	1,336	—	1,336

Total other comprehensive income, net of tax		—	—	—	—	(7,405)	(180)	(7,585)	(2)	(7,587)
Total comprehensive income for the year		—	—	—	(5,468)	(7,405)	(180)	(13,053)	163	(12,890)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Issuance of ordinary shares	14	3,593	—	—	—	—	—	3,593	—	3,593
Share-based payment transactions	15	—	17	—	—	—	—	17	—	17

Total contributions by and distributions to owners		3,593	17	—	—	—	—	3,610	—	3,610

Changes in ownership interest in subsidiary
Liquidation of subsidiary with non-controlling interests		—	—	—	—	—	—	—	(6)	(6)

Total changes in ownership interest in subsidiary		—	—	—	—	—	—	—	(6)	(6)

Total transactions with owners		3,593	17	—	—	—	—	3,610	(6)	3,604

At 31 December 2014		213,238	12,793	3,022	(140,318)	12,271	(21,815)	79,191	10	79,201

The accompanying notes form an integral part of these financial statements.

FS6

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Consolidated statement of cash flows

Year ended 31 December 2014

	2014	2013
	US$’000	US$’000
Cash flows from operating activities
Loss before tax
- continuing operations	(5,376)	(34,986)
- discontinued operations	—	(318)
Adjustments for:
Allowance for doubtful receivables	37	37
Amortisation—intangible assets	1,201	1,904
Depreciation of property, plant and equipment	310	411
Gain on sale of associate (continued operations)	—	(1,000)
Gain on sale of available-for-sale financial assets	(8,621)	(1,739)
Dividend income	(247)	—
Net change in fair value of financial assets designated at fair value through profit or loss	(75)	—
Impairment loss on property, plant and equipment	28	—
Impairment loss on prepaid licensing fees	1,259	2,752
Impairment loss on intangible assets and goodwill	115	30,305
(Gain)/Loss on disposal of property, plant and equipment	(2)	4
Interest expense	243	49
Interest income	(682)	(238)
Share-based compensation	21	219
Share of loss/(profit) of associates, net of tax	531	(526)
Unrealised foreign exchange loss on other investments	310	77

Operating loss before working capital changes	(10,948)	(3,049)
Trade and other receivables	484	595
Other assets	(943)	961
Trade and other payables	845	(2,218)
Other liabilities	(562)	(976)
Employee benefits	(215)	(111)

Cash used in operating activities	(11,339)	(4,798)
Tax refunded	80	285

Net cash used in operating activities	(11,259)	(4,513)

The accompanying notes form an integral part of these financial statements.

FS7

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Consolidated statement of cash flows (cont’d)

Year ended 31 December 2014

	Note	2014	2013
		US$’000	US$’000
Cash flows from investing activities
Acquisition of business, net of cash acquired	32	—	73
Dividends received		247	—
Acquisition of an associate	7	(667)	—
Acquisition of financial assets designated at fair value through profit or loss		(18,885)	—
Interest received		744	261
Net cash inflow from disposal of IAHGames and Spring Asia		—	2,258
Proceeds from disposal of associate (continued operations)		—	1,000
Proceeds from disposal of available-for-sale financial assets		18,692	3,419
Proceeds from disposal of property, plant and equipment		2	35
Purchase of available-for-sale financial assets		(6,490)	(2,460)
Purchase of property, plant and equipment		(420)	(225)
Purchase of intangible assets		(110)	(1,229)
Refundable deposit		(4)	83

Net cash (used in)/from investing activities		(6,891)	3,215

Cash flows from financing activities
Proceeds from/(Repayment of) short-term borrowings		15,232	(3,146)
Cash received from the exercise of stock option		3,593	2
Deposits pledged		(8,991)	—
Interest paid		(233)	(53)

Net cash from/(used in) financing activities		9,601	(3,197)

Net decrease in cash and cash equivalents		(8,549)	(4,495)
Cash and cash equivalents at 1 January		58,801	62,731
Effect of exchange rate fluctuations on cash held in foreign currencies		388	565

Cash and cash equivalents at 31 December	13	50,640	58,801

The accompanying notes form an integral part of these financial statements.

FS8

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Notes to the financial statements

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the Board of Directors on 28 April 2015.

1	Domicile and activities

GigaMedia Limited (the “Company”) is a limited liability company domiciled and incorporated in Singapore. The address of its registered office is at 80 Robinson Road, #02-00, Singapore 068898. Its principal place of business is at 8th Floor, No.22, Ln. 407, Sec. 2, Tiding Blvd., Taipei, Taiwan, 114 Republic of China.

The financial statements of the Group as at and for the year ended 31 December 2014 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interest in associates.

The principal activity of the Company is that of investment holding. The principal activities of the subsidiaries are providing online entertainment software and services and investment holding.

2	Basis of preparation

2.1	Statement of compliance

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards (FRS).

2.2	Basis of measurement

The financial statements have been prepared on the historical cost basis except as otherwise described in the notes below.

2.3	Functional and presentation currency

The Company’s functional currency is New Taiwan dollars. Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates. The financial statements are presented in United States dollars (“US$”) which is the Company’s presentation currency as the Company is listed on the NASDAQ Stock Market at United States. All financial information presented in United States dollars have been rounded to the nearest thousand, unless otherwise stated.

FS9

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

2.4	Use of estimates and judgements

The preparation of financial statements in conformity with FRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements is included in the following note:

Note 3.4(iii)	-	capitalisation of software development costs as intangible assets

Information about assumption and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

Note 4	-	measurement of recoverable amounts of property, plant and equipment;
Note 5	-	measurement of recoverable amounts of intangible assets;
Note 6	-	measurement of recoverable amounts of subsidiaries;
Note 7	-	measurement of recoverable amounts of associates;
Note 8	-	measurement of fair values of available-for-sale financial assets;
Note 9	-	assessment of impairment loss on prepaid licensing and royalty fees;
Note 16	-	measurement of defined benefit obligations;
Note 24	-	estimation of provision for current and deferred taxation;
Note 32	-	fair value determination of assets, liabilities and contingent liabilities; and acquired in business combination.

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for all significant fair value measurements, including Level 3 fair values, and reports directly to the Chief Financial Officer.

The Chief Financial Officer regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses and documents the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of FRS, including the level in the fair value hierarchy in which such valuations should be classified.

FS10

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorised in different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement (with Level 3 being the lowest).

Further information about the assumptions made in measuring fair values is included in the following notes:

•	Note 8 – other investments;

•	Note 15 – share option reserve;

•	Note 16 – employee benefits; and

•	Note 30 – financial instruments.

2.5	Changes in accounting policies

(i)	Fair value measurement

FRS 113 Fair Value Measurement establishes a single framework for measuring fair value and making disclosures about fair value measurements, when such measurements are required or permitted by other FRSs. In particular, it unifies the definition of fair value as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date. It also replaces and expands the disclosure requirements about fair value measurements in other FRSs, including FRS 107 Financial Instruments: Disclosures.

From 1 January 2014, in accordance with the transitional provisions of FRS 113, the Company has applied the new fair value measurement guidance prospectively, and has not provided any comparative information for new disclosures. Notwithstanding the above, the change had no significant impact on the measurements of the Company’s assets and liabilities.

(ii)	Disclosure of interests in other entities

From 1 January 2014, as a result of FRS 112 Disclosure of Interests in Other Entities, the Group has expanded its disclosures about its interests in associates (see note 7).

FS11

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

(iii)	Offsetting of financial assets and financial liabilities

Under the Amendments to FRS 32 Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities, to qualify for offsetting, the right to set off a financial asset and a financial liability must not be contingent on a future event and must be enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.

(iv)	Subsidiaries

As a result of FRS 110 Consolidated Financial Statements, the Group has changed its accounting policy for determining whether it has control over and consequently whether it consolidates its investees. FRS 110 introduces a new control model that focuses on whether the Group has power over an investee, exposure or rights to variable returns from its involvement with the investee and ability to use its power to affect those returns.

In accordance with the transitional provisions of FRS 110, the Group reassessed the control conclusion for its investees at 1 January 2014 and there is no change in control conclusion for its investment in subsidiaries.

Except as described above, the adoption of the various new standards and amendments did not have a significant effect on the Group’s financial statements.

3	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements, and have been applied consistently by Group entities, except as explained in note 2.5, which addresses changes in accounting policies.

3.1	Basis of consolidation

Business combinations

Business combinations are accounted for using the acquisition method in accordance with FRS 103 Business Combination as at the acquisition date, which is the date on which control is transferred to the Group.

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognised amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree,

over the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

FS12

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Any contingent consideration payable is recognised at fair value at the acquisition date and included in the consideration transferred. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognised in profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation are measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets, at the acquisition date. The measurement basis taken is elected on a transaction-by-transaction basis. All non-controlling interest are measured at acquisition-date fair value, unless another measurement basis is required by FRSs.

Costs related to the acquisition, other than those associated with the issue of equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as transactions with owners in their capacity as owners and therefore no adjustments are made to goodwill and no gain or loss is recognised in profit or loss. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is expected to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

Loss of control

Upon the loss of control, the Group derecognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognised in profit or loss. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently, it is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

Associates

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% or more of the voting power of another entity.

FS13

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Investments in associates are accounted for using the equity method and are recognised initially at cost. The cost of the investments includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of associate, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

When the Group’s share of losses exceeds its interest in an associate, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Subsidiaries in the separate financial statements

Investments in subsidiaries are stated in the Company’s statement of financial position at cost less accumulated impairment losses.

3.2	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortised cost in foreign currency translated at the exchange rate at the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date on that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising on retranslation are recognised in profit or loss.

FS14

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

(ii)	Foreign operations

The assets and liabilities of foreign operations, excluding goodwill and fair value adjustments arising on acquisition, are translated to United States dollars at exchange rates at the end of the reporting period. The income and expenses of foreign operations are translated to United States dollars at exchange rates at the dates of the transactions. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at the exchange rates at the end of the reporting period. For acquisitions prior to 1 January 2005, the exchange rates at the date of acquisition were used.

Foreign currency differences are recognised in other comprehensive income, and presented in the foreign currency translation reserve (translation reserve) in equity. However, if the foreign operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of such that control, significant influence is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Group disposes of only part of its investment in an associate that includes a foreign operation while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to profit or loss.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, foreign exchange gains and losses arising from such a monetary item that are considered to form part of a net investment in a foreign operation are recognised in other comprehensive income, and are presented in the translation reserve in equity.

3.3	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:

•	the cost of materials and direct labour;

•	any other costs directly attributable to bringing the assets to a working condition for their intended use;

•	when the Group has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and

•	capitalised borrowing costs.

Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

FS15

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The gain or loss on disposal of an item of property, plant and equipment (calculated as the difference between the net proceeds from disposal with the carrying amount of the item), and is recognised in profit or loss.

(ii)	Subsequent costs

The cost of replacing a component of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced component is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(iii)	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognised as an expense in profit or loss on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment, unless it is included in the carrying amount of another asset. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated.

Depreciation is recognised from the date that the property, plant and equipment are installed and are ready for use.

The estimated useful lives for the current and comparative years are as follows:

Buildings	50 years
Leasehold improvements	3 to 5 years
Information and communication equipment	2 to 5 years
Office furniture and equipment	3 to 5 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

3.4	Intangible assets and goodwill

(i)	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. For the measurement of goodwill at initial recognition, see note 3.1.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

FS16

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

(ii)	Trademarks

Trademarks acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair values can be measured reliably. Trademarks are measured initially at cost. The cost of trademarks is their fair value at the acquisition date.

Subsequent to initial recognition, trademarks acquired in a business combination are measured at cost less accumulated amortisation and any accumulated impairment losses, on the same basis as intangible assets acquired separately.

Trademarks with indefinite useful lives are tested for impairment annually, or at the cash-generating unit level. Trademarks are not amortised. The useful life of trademarks with an indefinite useful life is reviewed annually to determine whether the useful life assessment continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

(iii)	Other intangible assets

Other intangible assets represents the capitalised software development costs and customer relationship.

Development activities involve a plan or design for the production of new or substantially improved software. Development expenditure is capitalised only if development costs can be measured reliably, the software is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognised in profit or loss as incurred.

Other intangible assets with finite useful lives are measured at cost less accumulated amortisation and accumulated impairment losses.

(iv)	Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred.

(v)	Amortisation

Amortisation is calculated based on the cost of the asset, less its residual value.

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The estimated useful lives for the current and comparative years are as follows:

Capitalised software costs	0.5 to 3 years
Customer relationship	9 years

Amortisation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

FS17

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

3.5	Financial instruments

(i)	Non-derivative financial assets

The Group initially recognises loans and receivables and deposits on the date that they are originated. All other financial assets are recognised initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the assets and settle the liability simultaneously.

The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s documented risk management or investment strategy. Attributable transaction costs are recognised in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, which takes into account any dividend income, are recognised in profit or loss.

Financial assets designated at fair value through profit or loss comprise equity securities that otherwise would have been classified as available-for-sale.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables, other assets and cash and cash equivalents.

FS18

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Cash and cash equivalents comprise cash balances and short-term deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments. For the purpose of the consolidated statement of cash flows, pledged deposits are excluded whilst bank overdrafts that are repayable on demand and that form an integral part of the Group’s cash management are included in cash and cash equivalents.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the above categories of financial assets. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognised in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognised, the gain or loss accumulated in equity is reclassified to profit or loss.

Available-for-sale financial assets comprise equity securities, debt securities and open-end funds.

(ii)	Non-derivative financial liabilities

All other financial liabilities are recognised initially on the trade date, which is the date that the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Group classifies non-derivative financial liabilities into the other financial liabilities category. Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortised cost using the effective interest method.

Other financial liabilities comprise trade and other payables and loans and borrowings.

(iii)	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

FS19

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

3.6	Impairment

(i)	Non-derivative financial assets

A financial asset not carried at fair value through profit or loss, including an interest in an associate, is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event(s) has occurred after the initial recognition of the asset, and that the loss event(s) has an impact on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, adverse changes in the payment status of borrowers or issuers in the Group, economic conditions that correlate with defaults or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Loans and receivables

The Group considers evidence of impairment for loans and receivables financial assets at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment.

In assessing collective impairment, the Group uses historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

Losses are recognised in profit or loss and reflected in an allowance account against loans and receivables. Interest on the impaired asset continues to be recognised. When a subsequent event (e.g. repayment by a debtor) causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognised by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortisation, and the current fair value, less any impairment loss recognised previously in profit or loss. Changes in cumulative impairment provisions attributable to application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale equity security increases and the increase can be related objectively to an event occurring after the impairment loss was recognised, then the impairment loss is reversed. The amount of the reversal is recognised in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognised in other comprehensive income.

FS20

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Associates

An impairment loss in respect of an associate is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 3.6 (ii). An impairment loss is recognised in profit or loss. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets, the recoverable amount is estimated each year at the same time. An impairment loss is recognised if the carrying amount of an asset or its related cash-generating unit (CGU) exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, for the purposes of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

The Group’s corporate assets do not generate separate cash inflows and are utilised by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

3.7	Leases payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

FS21

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

3.8	Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on the first-in first-out principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs, and other cost incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and estimated costs necessary to make the sale.

3.9	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

3.10	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on disposal of available-for-sale financial assets, fair value gains on financial assets at fair value through profit or loss, and reclassifications of net gains previously recognised in other comprehensive income. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Dividend income is recognised in profit or loss on the date that the Group’s right to receive payment is established, which in the case of quoted equity securities is normally the ex-dividend date.

Finance costs comprise interest expense on borrowings, losses on disposal of available-for-sale financial assets, impairment losses recognised on financial assets (other than trade receivables), and reclassification of net losses previously recognised in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either finance income or finance cost depending on whether foreign currency movements are in net gain or net loss position.

3.11	Employee benefits

(i)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees.

FS22

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Defined benefits plan

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset).

The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given o any minimum funding requirements that apply to any plan in the Group. An economic benefit is available to the Group if it is realisable during the life of the plan, or on settlement of the plan liabilities.

Remeasurements from defined benefit plans comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest). The Group recognises them immediately in other comprehensive income and all expenses related to defined benefit plans in employee benefits expense in profit or loss.

When the benefits of a plan are changed, or when a plan is curtailed, the portion of the changed benefit related to past service by employees, or the gain or loss on curtailment, is recognised immediately in profit or loss when the plan amendment or curtailment occurs.

The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs. The gain or loss on settlement is the difference between the present value of the defined benefit obligation being settled as determined on the date of settlement and the settlement price, including any plan assets transferred and any payments made directly by the Group in connection with the settlement.

(ii)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market performance conditions at vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period that the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognised as employee benefits expense in profit or loss.

FS23

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

3.12	Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Revenue comprises the fair value for the sale of goods and rendering of services net of value added tax, rebates and discounts, after eliminating sales within the Group.

Asian online game and service revenues

Online game revenues are earned through the sale of online game points, prepaid cards, game packs and also through the sublicensing of certain games to distributors. Virtual online game points are sold to distributors or end-users who can make the payments through credit cards, internet banking or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognised upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and are no longer eligible to access the online games or products in accordance with the Group’s published game points expiration policy. Sublicensing revenues from the distributors are recognised based on end users’ activation to the game system and when the performance obligations have been completed. Licensing fee revenues are recognized when the delivery of licensed products has occurred and the fee is fixed or determinable.

The Group reports sales of virtual online game points on a gross basis. In the sales of virtual online game points, the Group acts as principal and the Group has latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to the Group’s online game services are recognised as cost of online game revenues. The Group reports sublicensing revenues on a net basis. In the sublicense agreements, the Group acts as agent and the distributors are responsible for the operating and the marketing.

Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of the Group’s Web sites and online games platforms over a stated period of time. Service revenues from online advertising arrangements are recognised ratably over the period of the contract when the collectability is reasonably assured.

Cloud product and service revenues

Cloud service revenues are related to cloud computing services provided by the Group. Revenues are recorded net of discounts. Cloud service revenues are recognised for the period of time for which the Group provide services to the customer. Customers have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. The Group records any such advanced payment receipts as other current liabilities and amortises such revenues over the subscription period.

Revenue from the sales of equipment and other related products are recognised upon acceptance. The Group reports the sales of equipment and other related products on a gross basis. In the sales of equipment and other related products, the Group acts as principal as the Group is the primary obligor in the transaction and has the latitude in establishing price.

FS24

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

3.13	Tax

Tax expense comprises current and deferred tax. Current tax and deferred tax is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences related to investments in subsidiaries and associates entities to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. For investment property that is measured at fair value, the presumption that the carrying amount of the investment property will be recovered through sale has not been rebutted. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

FS25

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

3.14	Discontinued operations

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	Represents a separate major line of business of geographical area of operations;

•	Is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	Is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of profit or loss is re-presented as if the operation had been discontinued from the start of the comparative year.

3.15	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for own shares held. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

3.16	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Board of Directors (the chief operating decision maker) to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

Segment results that are reported to the Board of Directors include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company’s headquarters), head office expenses and tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the year to acquire property, plant and equipment, investment property, and intangible assets other than goodwill.

3.17	New standards and interpretations not adopted

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after 1 January 2014 and have not been applied in preparing these financial statements. None of these are expected to have a significant effect on the financial statements of the Group and the Company. The Group does not plan to adopt these standards early.

FS26

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

4	Property, plant and equipment

	Freehold land	Buildings	Leasehold improvements	Information and communication equipment	Office furniture and equipment	Equipment under installation	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
Cost
At 1 January 2013	765	1,304	455	4,857	288	28	7,697
Additions	—	—	29	183	13	—	225
Disposals	—	—	(351)	(94)	(43)	—	(488)
Reclassification	—	—	—	27	—	(27)	—
Currency translation difference	(20)	(34)	(10)	(114)	(6)	(1)	(185)

At 31 December 2013	745	1,270	123	4,859	252	—	7,249
Additions	—	—	7	289	4	120	420
Disposals	—	—	—	(400)	(72)	—	(472)
Reclassification	—	—	—	44	—	(44)	—
Currency translation difference	(43)	(74)	(7)	(256)	(8)	(3)	(391)

At 31 December 2014	702	1,196	123	4,536	176	73	6,806

Accumulated depreciation and impairment losses
At 1 January 2013	218	418	375	4,273	269	—	5,553
Depreciation charge to profit or loss	—	17	46	340	8	—	411
Depreciation capitalised in intangible assets	—	—	—	2	—	—	2
Disposals	—	—	(350)	(59)	(40)	—	(449)
Currency translation difference	(5)	(11)	(8)	(101)	(6)	—	(131)

At 31 December 2013	213	424	63	4,455	231	—	5,386
Depreciation charge to profit or loss	—	17	35	251	7	—	310
Disposals	—	—	—	(400)	(72)	—	(472)
Impairment loss	—	—	—	28	—	—	28
Currency translation difference	(13)	(25)	(5)	(231)	(7)	—	(281)

At 31 December 2014	200	416	93	4,103	159	—	4,971

Carrying amounts
At 1 January 2013	547	886	80	584	19	28	2,144

At 31 December 2013	532	846	60	404	21	—	1,863

At 31 December 2014	502	780	30	433	17	73	1,835

FS27

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

5	Intangible assets and goodwill

	Goodwill	Trademarks	Others	Total
	US$’000	US$’000	US$’000	US$’000
Group
Cost
At 1 January 2013	29,651	12,211	12,494	54,356
Additions	—	—	1,229	1,229
Disposal	—	—	(1,552)	(1,552)
Acquisitions through business combination	496	—	67	563
Effect of movements in exchange rates	(773)	(316)	(319)	(1,408)

At 31 December 2013	29,374	11,895	11,919	53,188

At 1 January 2014	29,374	11,895	11,919	53,188
Additions	—	—	110	110
Disposals	—	—	(3,133)	(3,133)
Effect of movements in exchange rates	(1,707)	(691)	(565)	(2,963)

At 31 December 2014	27,667	11,204	8,331	47,202

Accumulated amortisation and impairment losses
At 1 January 2013	12,717	—	9,030	21,747
Amortisation for the year	—	—	1,904	1,904
Disposal	—	—	(1,547)	(1,547)
Impairment loss	17,054	11,943	1,308	30,305
Effect of movements in exchange rates	(397)	(48)	(237)	(682)

At 31 December 2013	29,374	11,895	10,458	51,727

At 1 January 2014	29,374	11,895	10,458	51,727
Amortisation for the year	—	—	1,201	1,201
Disposals	—	—	(3,133)	(3,133)
Impairment loss	—	—	115	115
Effect of movements in exchange rates	(1,707)	(691)	(532)	(2,930)

At 31 December 2014	27,667	11,204	8,109	46,980

Carrying amounts
At 1 January 2013	16,934	12,211	3,464	32,609

At 31 December 2013	—	—	1,461	1,461

At 31 December 2014	—	—	222	222

FS28

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Impairment testing for cash-generating units containing goodwill

For the purpose of impairment testing, the entire goodwill is allocated to the Group’s cash-generating unit (CGU)—FunTown Group (“FunTown”), whose operations is that of Asian online game and service operating segment. The carrying amount is as follows:

	2014	2013
	US$’000	US$’000
FunTown	—	—

(The FunTown refers to a sub-group of operating entities held by Funtown World Limited, a wholly owned subsidiary of GigaMedia Limited, incorporated in the British Virgin Islands.)

In 2013, with the acquisition of FingerRockz Co., Ltd. (“FingerRockz”), the Group obtained its mobile platform development team. FingerRockz now constitutes an important complement to FunTown’s research and development capacity in mobile games. Consequently, the Group reassigned its role and developed its estimates of future cash flows from mobile games accordingly. For the purpose of testing goodwill for impairment, the Group has determined that FingerRockz is an integral part of FunTown and goodwill arising from the acquisition of FingerRockz was reassigned to FunTown.

The recoverable amount of a FunTown was determined based on value-in-use calculations. The fair value of the FunTown was determined based on the present value of estimated future net cash flows over a five year period discounted at the weighted average cost of capital. Cash flows beyond the five-year period were extrapolated using the estimated growth rates stated below. The growth rate did not exceed the long-term average growth rate for the business in which the FunTown operates.

Key assumption used in discounted cash flow projection calculations:

2013
FunTown
%
Group
Budgeted operating margin	(26.0)
Growth rate	0.0
Discount rate	13.0

Management determined budgeted operating margin based on past performance and its expectations of the game market development. The weighted average growth rate used was consistent with the forecasts included in industry reports and the Group’s historical performance. Management recognised that the speed of technological change and the possibility of new entrants can had a significant impact on operating margin and growth rate assumptions.

The discount rate used was a post-tax measure estimated based on past experience, and industry average weighted average cost of capital.

FS29

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

In 2013, due to the continual slowdown in demand for casual online games and loss of a key licensed game, the Group experienced significant decline in revenues and negative operating margin in Taiwan as compared to its previous future cash flow expectations. In 2013, the Group went through an internal restructuring of its operations and made a business decision to transit from PC-based games to browser/mobile games and social casino games. In addition, its market capitalisation had also fallen below its net book value based on the quoted market price of its common stock for a sustained period of time. Based on these qualitative factors, the Group had determined its fair value of FunTown may be less than its carrying value, and the recoverable amount of the remaining goodwill could be impaired. Using the same methodology, the Group developed its expected future net cash flows based on historical data and internally developed estimates. Based on the abovementioned, the Group had assumed a terminal value of zero. Other significant estimates and assumptions used in developing the future net cash flows include an assumed average revenue decline of 28% and a discount rate of 13%. As a result, the carrying value of FunTown exceeded its fair value, and the implied fair value of the goodwill was determined to be US$Nil. Consequently, a goodwill impairment charge of US$17,054,000 was recognised in 2013. Under FRS 36 Impairment of Assets, the impairment loss recognised for goodwill shall not be reversed afterwards.

Trademarks

Trademarks have indefinite useful lives and are not amortised as management expects to continue the related business indefinitely. All conditions required for treatment as an intangible with indefinite useful life has been met.

In 2013, the Group recorded an impairment charge of US$11,943,000 relating to impairment on the trade name arising from the acquisition of FunTown, and the carrying amount of the trademarks was reduced to US$Nil. The impairment for the trademarks of FunTown is a result of the Group’s repositioning itself as described above, and no reversal of the impairment loss was recognised for the trademarks during the current year.

Others

During the year, the Group recorded an impairment loss of US$115,000 (2013: US$1,308,000) relating to impairment on capitalised software development costs as a result of the cessation of development in Cloud product and service segment (2013: certain projects within its Asian online game and service segment).

6	Subsidiaries

	Company
	2014	2013
	US$’000	US$’000
At beginning of year	88,487	118,514
Impairment loss made	(4,324)	(27,075)
Currency alignment	(4,962)	(2,952)

	79,201	88,487

FS30

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

At the reporting date, the Company has assessed the recoverable amount of its investment in subsidiaries. The recoverable amount has been determined based on the fair value less costs to sell. Fair value is based on the revalued net asset value of the subsidiaries at the reporting date as, in the opinion of the management of the Company, the revalued net asset value of the investment reasonably approximates the fair value. This resulted in an impairment loss of US$4,324,000 (2013: US$27,075,000) being charged to the statement of comprehensive income of the Company.

Details of the subsidiaries are as follows:

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2014%		2013%
Held by the Company
GigaMedia International Holdings Limited	Holding company	British Virgin Islands	100		100

Held by GigaMedia International Holdings Limited
Cambridge Entertainment Software Limited	Holding company	British Virgin Islands	100		100

GigaMedia (HK) Limited	Holding company	Hong Kong	100		100

GigaMedia Online Entertainment Corp.	Holding company	Cayman Islands	100		100

Held by GigaMedia Online Entertainment Corp.
FunTown World Limited	Holding company	British Virgin Islands	100		100

GigaMedia Asia Pacific Limited	Holding company	British Virgin Islands	—	*	100

Skyace Pacific Limited	Online games	British Virgin Islands	—	*	100

GigaMedia Capital Limited	Holding company	British Virgin Islands	100		100

Dragon Mark Holdings Limited	Holding company	British Virgin Islands	100		100

FS31

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2014%		2013%
Held by GigaMedia Online Entertainment Corp.
Premiere Vantage Holdings Limited	Holding company	British Virgin Islands	—	*	100

GigaMedia Freestyle Holdings Limited	Holding company	British Virgin Islands	100		100

Spring Asia Limited	Holding company	Labuan	—	*	100

GigaMedia (Labuan) Limited	Holding company	Labuan	100		100

Megabiz Limited	Holding company	British Virgin Islands	100		100

Held by FunTown World Limited

FunTown Hong Kong Limited	Online games	Hong Kong	100		100

Held by Skyace Pacific Limited

Dragongate Enterprises Limited	Online games	British Virgin Islands	—	**	70

Held by Dragongate Enterprises Limited

GigaMedia Dragongate Limited	Online games	Labuan	—	*	100

Held by Cambridge Entertainment Software Limited

Cambridge Interactive Development Corporation	Software development and application services	U.S.A.	100		100

Internet Media Licensing Limited	Software development and application services	British Virgin Islands	—	*	100

FS32

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2014%		2013%
Held by Internet Media Licensing Limited

Ultra Internet Media S.A. (“UIM”)	Holding company	Nevis	—	*	100

Held by Dragon Mark Holdings Limited

Wolverine Holdings Group Limited	Holding company	British Virgin Islands	—	*	100

Held by GigaMedia (Labuan) Limited

Leisure Alliance Sdn. Bhd.	Holding company	Malaysia	100		100

Held by Leisure Alliance Sdn. Bhd.

Hoshin GigaMedia Center Inc.	Online games	Taiwan	100		100

GigaMedia Cloud Services Co., Ltd.	Cloud computing services	Taiwan	100		100

Giga Development Corporation	Holding company	Taiwan	100		100

Held by Hoshin GigaMedia Center Inc

Play2gether Digital Technology Co., Ltd.	Online games	Taiwan	100		100

PerfectPairs Gaming Co., Ltd.	Online games	Taiwan	100		100

Gaminfinity Publishing Co., Ltd.	Online games	Taiwan	100		100

FingerRockz Co., Ltd.	Online games	Taiwan	51.6		51.6	#

FS33

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Name of subsidiaries	Principal activities	Country of incorporation	Percentage ownership interest
			2014%	2013%

Held by GigaMedia (HK) Limited

Shanghai Pontoon Networking Technology Co., Ltd.	Online games	China	100	—

Held by Giga Development Corporation

Wen He Investment Ltd.	Holding company	Taiwan	100	—

*	Dormant /investment holding companies liquidated or deregistered with no material financial impact during the year.
**	Dormant/investment holding company liquidated with no material financial impact during the year and no longer consolidated in the Group’s financial positions. Deregistration will only be completed in 2015.
#	The fair value of the net assets acquired and the effect of the acquisition to the Group’s financial position is in this note 32.

7	Associates

	Group
	2014 US$’000	2013 US$’000
Equity shares at cost	5,722	5,055

Carrying amount
At 1 January	5,822	5,223
Share of (loss)/profit, net of tax	(531)	526
Acquisition of an associate	667	—
Currency translation differences	(177)	73

At 31 December	5,781	5,822

FS34

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

The Group has two (2013: one) associates that are material to the Group. All are equity accounted. The followings are for the material associates:

Name of associates	Nature of relationship with the Group	Principal place of business/ Country of incorporation	Effective equity held by the Group
			2014%	2013%
East Gate Media Contents & Technology Fund (“East Gate”)	Online game business and films	Korea	18	18
Double2 Network Technology Co., Ltd. (“Double2”)	Online games	Taiwan	23	—

The following summarises the financial information of the Group’s material associates based on their respective (consolidated) financial statements prepared in accordance with FRS, modified for fair value adjustments on acquisition and differences in the Group’s accounting policies.

	East Gates	Double2	Total
	US$’000	US$’000	US$’000
2014
Revenue	3,588	202

Loss for the year	(2,771)	(183)
Other comprehensive income	—	—

Total comprehensive income	(2,771)	(183)

Attributable to non-controlling interest	—	—
Attributable to associate’s shareholders	(2,771)	(183)

Non-current assets	25,566	71
Current assets	4,365	1,366
Current liabilities	(532)	(120)

Net assets	29,399	1,317

Attributable to non-controlling interest	—	—
Attributable to associate’s shareholders	29,399	1,317

Group’s interest in net assets of investee at beginning of the year	5,822	—	5,822
Group’s share of:
- Loss for the year	(489)	(42)
- other comprehensive income	—	—
- total comprehensive income	(489)	(42)	(531)

Group’s contribution during the year	—	667	667
Currency translation differences	(144)	(33)	(177)

Carrying amount of interest in investee at end of the year	5,189	592	5,781

FS35

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

East Gates
US$’000
2013
Revenue	5,530

Profit from the year	2,980
Other comprehensive income	—

Total comprehensive income	2,980

Attributable to non-controlling interest	—
Attributable to associate’s shareholders	2,980

Non-current assets	26,100
Current assets	7,187
Current liabilities	(299)

Net assets	32,988

Attributable to non-controlling interest	—
Attributable to associate’s shareholders	32,988

Group’s interest in net assets of investee at beginning of the year	5,223
Group’s share of:
- profit for the year	526
- other comprehensive income	—
- total comprehensive income	526

Group’s contribution during the year	—
Currency translation differences	73

Carrying amount of interest in investee at end of the year	5,822

8	Other investments

	Group
	2014	2013
	US$’000	US$’000
Non-current investments
Available-for-sale financial assets
- Debt instrument (unquoted)	4,744	6,048

	4,744	6,048

Current investments
Available-for-sale financial assets:
- Equity instrument (quoted)	11,131	21,124
- Open-end fund	318	336
Financial assets designated at fair value through profit or loss
- Equity instrument (quoted)	17,891	—

	29,340	21,460

FS36

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Debt securities classified as available-for-sale investments of the Group with a carrying amount of US$4,744,000 at 31 December 2014 (2013: US$6,048,000) have stated interest rates of 3.85% to 6.875% (2013: 4% to 6.25%) and will be maturing between 2018 and 2022.

The equity securities have been designated at fair value through profit or loss because they are managed on a fair value basis and their performance is actively managed.

For information on determination of fair value, refer to note 30.

9	Other assets (non-current)

		Group
	Note	2014	2013
		US$’000	US$’000
Refundable deposits		302	306
Prepaid licensing and royalty fees		5,642	7,418
Prepaid pension assets	16	45	—
Others		6	10

		5,995	7,734
Less: Impairment loss on prepaid licensing and royalty fees		(1,259)	(2,752)

		4,736	4,982

In 2014, the Group recorded an impairment charge of US$1,259,000 (2013: US$2,752,000) relating to prepaid licensing and royalty fees.

In 2014, the impairment charge for the prepaid licensing and royalty fees related to one licensed Asian online game based on value-in-use calculation. The recoverable amount of the licensed Asian online game was determined based on the present value of estimated future net cash flows over a four year period (the expected launching period one year plus its full licensed period three year), discounted at the weighted average cost of capital. No cash flow beyond the four-year period was estimated. The estimate of value in use was determined using a discount rate of 11.47% based on past experience, and industry average weighted average cost of capital. The estimated of growth rate was assumed using revenue decline rates of 50% and 67% year-over-year for the second and the third years of licensed period, respectively, management determined budgeted operating margin based on past performance and its expectations of the game market development. Management recognised that the speed of technological change and the possibility of new entrants can had a significant impact on operating margin and growth rate assumptions. As a result, the carrying value of the licensed Asian online game exceeded its recoverable amount by approximately US$1,259,000. Consequently, an impairment charge of US$1,259,000 was recognised in 2014.

In 2013, the impairment charge for the prepaid licensing and royalty fees related to certain licensed games within its Asian online game and service segment that the Group has stopped operating or for which the carrying amounts of the related assets was determined not to be recoverable from its related future undiscounted cash flows. The Group recorded a full impairment on the games that the Group stopped operating.

The licensed games and related royalties are valued when indication for impairment exists, using unobservable inputs such as discounted cash flows, incorporating available market discount rate information and the Group’s estimates for liquidity risk, and other cash flow model related assumptions.

FS37

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

10	Deferred tax assets

Movement in temporary differences during the year

	At 1/1/2013	Reclassifi- cation	Payment	Recognised in profit or loss (note 24)	Currency translation difference	At 31/12/2013	Reclassifi- cation	Payment	Recognised in profit or loss (note 24)	Currency translation difference	At 31/12/2014
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
Deferred tax assets
Tax loss carry-forward	659	—	—	(650)	(9)	—	—	—	—	—	—
Share-based payment transactions	234	—	—	(230)	(4)	—	—	—	—	—	—
Others	56	—	—	1	(1)	56	—	—	(56)	—	—

	949	—	—	(879)	(14)	56	—	—	(56)	—	—

Deferred tax liabilities
Property, plant and equipment	(255)	—	—	253	2	—	—	—	—	—	—
Dividend withholding tax from investees	—	(2,207)	220	—	—	(1,987)	59	—	—	—	(1,928)
Intangible assets	(306)	—	—	247	3	(56)	—	—	56	—	—

	(561)	(2,207)	220	500	5	(2,043)	59	—	56	—	(1,928)

During the current year, the Group has reclassified the income tax provisions from current to non-current liabilities in the statement of financial position for certain dividend withholding tax since the distribution of dividends is highly unlikely to happen within a 12-month period, or in case if it happens, it will be immaterial.

FS38

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts are shown on the statement of financial position as follows:

	Group
	2014	2013
	US$’000	US$’000
Deferred income tax assets:	—	56
Deferred income tax liabilities:	(1,928)	(2,043)

As of 31 December 2014, the Group has net operating losses carried forward, available to offset future income, amounting to US$27,968,000. Below is the breakdown of the expiration of the net operating losses carried forward in major jurisdictions:

Jurisdiction	Amount (US$’000)	Expiring year
Hong Kong	10,551	Indefinite
Taiwan	17,417	2020-2024

	27,968

As of 31 December 2013, the Company has net operating losses carried forward, available to offset future income, amounting to US$20,145,000. Below is the breakdown of the expiration of the net operating losses carried forward in major jurisdictions:

Jurisdiction	Amount (US$’000)	Expiring year
Hong Kong	9,975	Indefinite
Taiwan	10,170	2020-2023

	20,145

Out of the above tax losses, an amount of US$27,968,000 (2013: US$20,145,000) relating to unutilised tax losses, has not been recognised due to the unpredictability of future profit streams. Consequently, the Group did not recognise the deferred tax assets of US$7,147,000 (2013: US$4,754,000).

11	Trade and other receivables

	Group		Company
	2014	2013	2014	2013
	US$’000	US$’000	US$’000	US$’000
Trade receivables
- third parties	1,273	2,061	—	—
Less: Allowance for doubtful receivables	(56)	(55)	—	—

	1,217	2,006	—	—

FS39

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

	Group		Company
	2014	2013	2014	2013
	US$’000	US$’000	US$’000	US$’000
Notes receivable
- third parties	81	21	—	—

Other receivables
- subsidiaries	—	—	5,148	2,669
- third parties	129	211	—	2

	129	211	5,148	2,671

Trade and other receivables	1,427	2,238	5,148	2,671

The non-trade amounts due from subsidiaries are unsecured, interest-free and repayable on demand.

The Group and the Company’s exposure to credit and currency risks, and impairment losses related to trade and other receivables are disclosed in note 30.

12	Other assets (current)

	Group
	2014	2013
	US$’000	US$’000
Prepayments	564	750
Others	196	82

	760	832

13	Cash and cash equivalents

	Group		Company
	2014	2013	2014	2013
	US$’000	US$’000	US$’000	US$’000
Bank balances	38,529	44,163	668	62
Short-term deposits	21,102	14,638	—	—

Cash and cash equivalents in the statements of financial position	59,631	58,801	668	62

Less: Restricted cash	(8,991)	—

Cash and cash equivalents in the statement of cash flows	50,640	58,801

The weighted average effective interest rate per annum relating to the fixed deposits at the reporting date for the Group is 1.81% (2013: 1.48%). Depending on the terms of the deposit, interest rates reprice every quarterly and half-yearly.

Restricted cash of US$7,481,000 relates to funds pledged to bank as securities other loans and borrowings (see note 18). Restricted cash of US$1,510,000 relates to deposits pledged for unutilised game point cards.

FS40

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

14	Share capital

	2014	2013
	No. of shares	No. of shares
	’000	’000
Company
In issue at beginning of the year	50,723	50,720
Issuance under option exercised	4,539	3

In issue at end of the year	55,262	50,723

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

All issued shares are fully paid, with no par value.

Ordinary shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All rights attached to the Company’s shares held by the Group are suspended until those shares are reissued.

Issue of ordinary shares

In 2014, 4,539,000 (2013: 3,000) ordinary shares were issued as a result of the exercise of vested options arising from 4,539,000 (2013: 3,000) share option programme granted to employee. Options were exercised at an average price of US$0.79 (2013: US$0.79).

Capital management

The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern while looking for appropriate opportunities to expand its business. In order to do so, the Group may obtain new borrowings or issue new shares.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities. The Group currently does not adopt any formal dividend policy.

The Group’s policy is to keep its debt-to-equity ratio below 1.00 and with sufficient current assets to cover its current liabilities. The Group’s debt-to-equity ratio and current ratio at the end of the reporting period were as follows:

	Group
	2014	2013
Debt-to-equity ratio	0.37	0.17
Current ratio	3.33	6.48

There were no changes in the Group’s approach to capital management during the year.

FS41

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

15	Reserves

	Group		Company
	2014	2013	2014	2013
	US$’000	US$’000	US$’000	US$’000
Share option reserve	12,793	12,776	12,793	12,776
Statutory reserve	3,022	3,022	—	—
Fair value reserve	12,271	19,676	—	—
Translation reserve	(21,815)	(21,635)	(16,227)	(10,957)

	6,271	13,839	(3,434)	1,819

Share option reserve

Employee share options represent the equity-settled share option granted to employees and executive director of the Group, the details of which are disclosed in the directors’ report. The reserve is made up of the cumulative value of services received from employee and executive directors recorded over the vesting period commencing from the grant date of share options, and is reduced by the expiry or exercise of the share options.

At the end of the financial year, details of the options granted are as follow:

	Number of outstanding share options
Range of	At beginning	Granted during the	Expired/ forfeited during	Exercised during	At end of	Weighted average remaining
exercise price	of the year	year	the year	the year	the year	exercise
	’000	’000	’000	’000	’000	period
2014
Under US$1	6,188	150	(1,279)	(4,539)	520	7.88 years
US$1-US$10	2,419	178	(603)	—	1,994	5.31 years
US$10-US$20	616	—	—	—	616	2.65 years

	9,223	328	(1,882)	(4,539)	3,130

2013
Under US$1	6,211	—	(20)	(3)	6,188	1.88 years
US$1-US$10	2,383	620	(584)	—	2,419	5.72 years
US$10-US$20	616	—	—	—	616	3.65 years

	9,210	620	(604)	(3)	9,223

2,595,000 options (2013: 7,770,000) out of 3,130,000 options (2013: 9,223,000) are exercisable at the end of the year.

The weighted average share price at the date of exercise of share options exercised in 2014 was US$0.79 (2013: US$0.79).

FS42

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

As at 31 December 2014, approximately US$121,000 (2013: US$348,000) of unrecognised compensation cost relates to non-vested options. That cost is expected to be recognised over a period of 1.29 years (2013: 2.16 years).

The Company has used the Black-Scholes option-pricing model to derive the fair value of share options granted to employees. The following summarises the assumptions used:

	31/12/2014	31/12/2013
Option term (years)	5.9	5.8
Volatility	58.75% – 59.27%	59.46% – 61.84%
Weighted average volatility	59%	61%
Weighted average share price	US$1.23	US$1.09
Risk- free interest rate	1.968% – 2.065%	0.930% – 1.610%
Dividend yield	0%	0%
Weighted-average fair value of option granted during the year	US$0.68	US$0.60

Option term

Option term represents the period of time that they are expected to be outstanding. Management estimates this based on historical trends.

Expected volatility rate

An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate

The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield

Expected dividend yield is based on the Company’s current dividend yield.

Statutory reserves

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10% of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of 31 December 2014 and 2013, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”), were both US$3.0 million. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50% of the reserve balance when the reserve balance has reached 50% of the aggregate paid-in capital of Hoshin GigaMedia.

Under PRC laws and regulations, there were certain foreign exchange restrictions on the Group’s PRC subsidiaries with respect to transferring certain of their net assets to the Group either in the form of dividends, loans or advances. As of 31 December 2014 and 2013, the Group’s total restricted net assets, which include paid up capital and the net assets of those subsidiaries in which the Group has no legal ownership, were approximately US$Nil and US$Nil, respectively.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognised or impaired.

FS43

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

16	Employee benefits

The Group has defined benefit and defined contribution pension plans that covered substantially all of the Group’s employees.

Defined benefit pension plan

In accordance with the Labor Standards Law of the Republic of China, the Group has a defined benefit pension plan for its employees in Taiwan. The pension plan covers substantially all full-time employees for services provided prior to 1 July 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005. Under the defined benefit pension plan, employees are entitled to twice the monthly salary for each year of service for the first 15 years, and an additional one month for every additional year of service, up to a maximum of 45 months. The pension payment to employees is computed based on the average monthly salary for the six months prior to approved retirement.

The Group has contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. The Group makes pension payments from its account in the Fund unless the Fund is insufficient, in which case the Group makes payments from internal funds as payments become due. The Group seeks to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

The following provides fund status of the plan and a reconciliation of employee benefits.

	Group
	2014	2013
	US$’000	US$’000
Fair value of plan assets	(303)	(300)
Projected benefit obligation	258	470

(Other assets)/Employee benefits	(45)	170

Expense recognised in profit or loss
Current service costs	15	14
Net interest on net defined benefit liability	3	5
Past service cost	—	73
Gain on curtailments and settlements	(248)	(73)

Employee benefits	(230)	19

Movement in the present value of the defined benefit obligations
Projected benefit obligation at 1 January	470	572
Service cost	15	15
Interest cost	9	10
Actuarial loss/(gain)	32	(39)
Curtailment gain	(248)	(73)
Currency translation difference	(20)	(15)

Defined benefit obligation at 31 December	258	470

FS44

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

	Group
	2014	2013
	US$’000	US$’000
Movement in the fair value of plan assets
Fair value of plan assets at 1 January	300	291
Expected return on plan assets	6	5
Actuarial losses	1	(1)
Contributions by employer	15	13
Currency translation difference	(19)	(8)

Fair value of plan assets at 31 December	303	300

Return on plan assets
Expected return on plan assets	6	5
Actuarial losses	1	(1)

Actual return on plan assets	7	4

Assets Categories
Cash	100%	100%

Actuarial assumptions

Weighted-average assumptions used to determine defined benefit obligations as at 31 December 2014 and 2013 were as follows:

	2014	2013
Discount rate	2.00%	2.00%
Rate of compensation increase	1.50%	1.50%

Weighted-average assumptions used to determine defined benefit costs for the year ended 31 December 2014 and 2013 were as follows:

	2014	2013
Discount rate	2.00%	1.75%
Rate of return on plan assets	2.00%	1.75%
Rate of compensation increase	1.50%	1.50%

The Group expects to make a contribution of US$14,000 to the Fund in 2015. The Group expect to make benefit payments of US $1,000 from 2015 to 2024.

Defined contribution pension plan

The Group has provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

FS45

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Taiwan

Pursuant to the new “Labor Pension Act” enacted on 1 July 2005, the Group set up a defined contribution pension plan for its employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, the Group contribute no less than 6% of the employees’ salaries and wages paid each month, up to the maximum amount of NT$9,000 (approximately US$284 per individual), to the employees’ individual pension accounts at the Bureau of Labor Insurance. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, the Group provides a contribution plan for the eligible employees in Hong Kong. The Group must contribute at least 5 percent of their total salaries, up to the maximum amount of HK$1,500 (approximately US$193 per individual), to their individual contribution accounts of the authorities monthly. After the termination of employment, the benefits still belong to the employees in any circumstances.

The total amount of defined contribution pension expenses pursuant to defined contribution plans for the years ended 31 December 2014 were US$364,000 (2013: US$357,000).

17	Trade and other payables

	Group		Company
	2014	2013	2014	2013
	US$’000	US$’000	US$’000	US$’000
Trade payables
- third parties	771	1,178	—	—
Accrued expenses
- third parties	4,261	2,997	186	191

Trade and other payables	5,032	4,175	186	191

The Group and the Company’s exposure to currency and liquidity risks related to trade and other payables are disclosed in note 30.

18	Loans and borrowings

	Group
	2014	2013
	US$’000	US$’000

Current liabilities
Secured bank loans	6,319	—
Unsecured bank loans	12,322	4,361

	18,641	4,361

FS46

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Terms and debt repayment schedule

Terms and conditions of outstanding loans and borrowings are as follows:

	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount
				US$’000	US$’000
At 31 December 2014
Secured bank loans	TWD	1.35%	2015	6,319	6,319
Unsecured bank loans	TWD	1.89% – 1.95%	2015	12,322	12,322

				18,641	18,641

At 31 December 2013
Unsecured bank loans	TWD	1.5% – 1.6%	2014	4,361	4,361

The secured bank loans of the Group are secured over deposits pledged of US$7,481,000 (2013: Nil) (see note 13).

Intra-group financial guarantee

Intra-group financial guarantee comprises guarantees given by the Company to banks in respect of unsecured bank loans. The details are as follows:

	2014		2013
	Amount	Expiry date	Amount	Expiry date
	US$’000		US$’000
Intra-group financial guarantee
Unsecured bank loans	6,319	31 May 2015	6,709	31 May 2014
Unsecured bank loans	7,109	31 August 2015	7,548	31 August 2014

	13,428		14,257

At the reporting date, the Company does not consider it probable that a claim will be made against the Company under the guarantee.

19	Other liabilities (current)

	Group
	2014	2013
	US$’000	US$’000
Deferred revenue	1,946	2,441
Others	176	315

	2,122	2,756

FS47

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

20	Revenue

	Group
	2014	2013
	US$’000	US$’000
Asian online game and service revenues	8,199	14,106
Others	1,580	926

	9,779	15,032

21	Other operating income

		Group
	Note	2014	2013
		US$’000	US$’000
Gain on disposal of associate		—	1,000
Gain on disposal of property, plant and equipment		2	—
Others		113	95

		115	1,095

22	Other operating expenses

	Group
	2014	2013
	US$’000	US$’000
Loss on disposal of property, plant and equipment	—	4
Impairment loss on prepaid licensing fees	1,259	2,752
Impairment loss on intangible assets and goodwill	115	30,305
Impairment loss on property, plant and equipment	28	—
Allowance for doubtful receivables	37	37

	1,439	33,098

23	Net finance income

	Group
	2014	2013
	US$’000	US$’000
Recognised in profit or loss
Interest income	682	238
Dividend income on financial assets designated at fair value through profit or loss	247	—
Net change in fair value of financial assets designated at fair value through profit or loss	75	—
Net gain on sale of available-for-sale financial assets reclassified from equity	8,621	1,739

Finance income	9,625	1,977

Interest expense	(243)	(49)
Net foreign exchange loss	(866)	(32)

Finance costs	(1,109)	(81)

Net finance income	8,516	1,896

FS48

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

24	Tax benefit/(expense)

	Group
	2014	2013
	US$’000	US$’000
Current tax benefit/(expense)
Current year	(19)	120
Adjustment for prior years	92	198

	73	318

Deferred tax expense
Origination and reversal of temporary differences	—	(379)

Tax benefit/(expense) from continuing operations	73	(61)

Reconciliation of effective tax rate
Loss before tax
- continuing operations	(5,376)	(34,986)
- discontinued operations	—	(318)

	(5,376)	(35,304)

Tax calculated at 17% (2013: 17%)	914	6,001
Effect of tax rates in foreign jurisdictions	2,433	884
Non-deductible expenses	60	(4,490)
Tax exempt income	—	694
Current year losses for which no deferred tax asset was recognised	(3,111)	(3,526)
Over provided in prior years	92	198
Others	(315)	178

	73	(61)

Source of estimation uncertainty

The Group has exposure to income taxes in several jurisdictions. Significant judgment is involved in determining the group-wide provision for income taxes. These are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognised liabilities for expected tax issues based on estimation of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

FS49

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

25	Loss from discontinued operations

JIDI Network Technology (Shanghai) Co., Ltd. (JIDI)

In June 2012, the board of directors approved the plan to liquidate and dissolve JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”), a wholly-owned subsidiary in the People’s Republic of China, and Shanghai JIDI Network Technology Co., Ltd. (“Shanghai JIDI”), a variable interest entity (“VIE”) controlled through a series of contractual arrangements. Accordingly, results of JIDI and Shanghai JIDI operations are reported as discontinued operations since 31 December 2013. As at 31 December 2013, Shanghai JIDI had completed the dissolution procedure and was duly deregistered.

The carrying amounts of the remaining assets and liabilities, if any, of JIDI and Shanghai JIDI are insignificant to the Group as 31 December 2013.

Group
2013
US$’000
Results of discontinued operation
Revenue	—
Expenses	(318)

Results from operating activities, net of tax	(318)
Gain on sale of discontinued operation	—

Loss for the year	(318)

Basic loss per share (cents)	(0.01)

Diluted loss per share (cents)	(0.01)

Cash flows from discontinued operations
Net cash used in operating activities	(168)
Net cash from investing activities	—
Net cash from financing activities	(468)

Net cash flows for the year	(636)

There is no effect of disposal on the financial position of the Group as at 31 December 2013.

26	Loss for the year

The following items have been included in arriving at loss for the year:

	Group
	2014	2013
	US$’000	US$’000
Employee benefits expense (see below)	8,712	8,484
Amortisation charge on intangible assets	1,201	1,904
Depreciation of property, plant and equipment	310	411
Rental expenses	895	882

FS50

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

	Group
	2014	2013
	US$’000	US$’000
Employee benefits expense
Wages and salaries	8,197	7,596
Employee equity-settled share-based payment	21	219
Employee expense relating to defined benefit and contribution pension plans	165	280
Termination benefits	329	389

	8,712	8,484

27	Loss per share

The calculation of basic loss per share at 31 December 2014 was based on the loss attributable to ordinary shareholders of US$5,468,000 (2013: US$35,084,000), and a weighted average number of ordinary shares outstanding of 53,927,000 (2013: 50,720,000), calculated as follows:

Loss attributable to ordinary shareholders

		2014			2013
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Loss for the year	(5,468)	—	(5,468)	(34,766)	(318)	(35,084)

Weighted average number of ordinary shares:

	Group
	31/12/2014	31/12/2013
	’000	’000
Issued ordinary shares at 1 January	50,723	50,720
Effect of share options exercised	3,204	—

Weighted average number of ordinary shares during the year	53,927	50,720

28	Commitments

(a)	Operating leases

The Group leases offices premises under operating leases, where the lease agreements expire in 2017. The following table sets forth the future minimum lease payments required under these operating leases:

	2014	2013
	US$’000	US$’000
Payable:
Within 1 year	910	941
After 1 year but within 5 years	239	892

	1,149	1,833

FS51

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

(b)	License agreements

The Group has contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarises the committed licensing fees and minimum guarantees against future royalties set forth in the major licenses agreements as at year end.

	License fees	Minimum guarantees against future royalties	Total
	US$’000	US$’000	US$’000
31 December 2014
Minimum required payments:
Within 1 year	1,129	1,300	2,429
After 1 year	5,000	1,500	6,500

	6,129	2,800	8,929

31 December 2013
Minimum required payments:
Within 1 year	100	100	200
After 1 year	5,300	1,500	6,800

	5,400	1,600	7,000

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.

29	Related party transactions

Except for the following transactions, the Group was not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to it.

Share options granted to key management

As at the end of the financial year, the total outstanding number of share options granted to key management of the Group was 840,000 (2013: 1,646,000).

Transaction with key management personnel

Key management personnel of the Group are those persons having the authority and responsibility for planning, directing and controlling the activities of the entity. The directors are considered as key management personnel of the Group.

FS52

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Key management personnel compensation comprised:

	Group
	2014	2013
	US$’000	US$’000
Wages and salaries	1,026	1,088
Director fee	155	159
Share-based payments	(90)	488
Other benefit	18	17

	1,109	1,752

Other related party transactions

During 2014, the Group have outsourced certain development of software to its associate, Double2. The operating costs amounted to US$113,000 (2013: Nil) for the year ended 31 December 2014.

30	Financial instruments

Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board has established the Audit Committee, which is responsible for overseeing the Group’s risk management policies. The Audit Committee reports regularly to the Board of Directors on its activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

FS53

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Credit risk

The customers of the Group settle the payments in accordance with one of the following ways: (1) by bank transfer or credit card and (2) by advanced payment. The Group is subject to credit risk only for those receivables with credits granted.

None of the Group’s customers accounted for over 10 percent of net operating revenues in 2014 and 2013 or of the balance of notes and trade receivables as of 31 December 2014 and 2013. The Group has provided for trade receivables based on estimated irrecoverable amounts from the sale of goods and services, determined by reference to past default experience.

The credit risk of the Group’s and the Company’s other financial assets, which comprise bank deposits and other receivables, the maximum exposure to credit risk is the carrying amounts of these instruments.

Trade and other receivables

The quantitative data in respect of the Group’s exposure to credit risk arising from trade and other receivables (including notes receivables) is as follows:

	Group				Company
	Gross	Impairment losses	Gross	Impairment losses	Gross	Impairment losses	Gross	Impairment losses
	2014	2014	2013	2013	2014	2014	2013	2013
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Not past due	1,279	(40)	2,009	(55)	5,148	—	2,671	—
Past due 0 – 90 days	80	—	265	—	—	—	—	—
Past due 91 – 180 days	12	—	16	—	—	—	—	—
More than 180 days	112	(16)	3	—	—	—	—	—

	1,483	(56)	2,293	(55)	5,148	—	2,671	—

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The allowance is a specific loss component that rebates to individual significant exposures. Based on historical default rates, the Group believes that no additional impairment is necessary.

Movements in allowance for impairment losses on loans and receivables during the year were as follows:

	Group		Company
	2014	2013	2014	2013
	US$’000	US$’000	US$’000	US$’000
At 1 January	55	130	—	—
Impairment loss recognised	37	37	—	—
Amounts utilised	(33)	(109)	—	—
Translation difference	(3)	(3)	—	—

At 31 December	56	55	—	—

FS54

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Cash and cash equivalents

The Group held cash and cash equivalents of US$59,631,000 as at 31 December 2014 (2013: US$58,801,000), which represents its maximum credit exposure on these assets. The cash and cash equivalents are held with banks, which are regulated.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	Carrying amount	Within 1 year	After 1 year but within 5 years	Total
	US$’000	US$’000	US$’000	US$’000
Group
2014
Other liabilities (non-current)	10	—	10	10
Trade and other payables	5,032	5,032	—	5,032
Loans and borrowings	18,641	18,641	—	18,641
Other current liabilities (current)#	176	176	—	176

	23,859	23,849	10	23,859

2013
Other liabilities (non-current)	11	—	11	11
Trade and other payables	4,175	4,175	—	4,175
Loans and borrowings	4,361	4,366	—	4,366
Other current liabilities (current)#	315	315	—	315

	8,862	8,856	11	8,867

Company
2014
Trade and other payables	186	186	—	186

Recognised financial liabilities	186	186	—	186
Intra-group financial guarantee	—	12,322	—	12,322

	186	12,508	—	12,508

2013
Trade and other payables	191	191	—	191

Recognised financial liabilities	191	191	—	191
Intra-group financial guarantee	—	4,361	—	4,361

	191	4,552	—	4,552

#	Excludes deferred revenue.

FS55

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income of the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns.

Foreign currency risk

The subsidiaries of the Group assessed and concluded that most of its business transactions are denominated in its own functional currencies; therefore the foreign currency risks derived from operations are not significant. However, the Group holds some assets or liabilities in foreign currency other than functional currency and the value of these assets and liabilities are subject to foreign currency risks resulting from fluctuations in exchange rates between the foreign currency and the functional currency. The currencies in which these assets are denominated are the US dollar (USD), Korean on (KRW), Taiwan dollar (TWD), Renminbi (RMB), Hong Kong dollar (HKD).

The Group’s and Company’s exposures to foreign currencies in US dollar equivalent are as follows:

	USD	KRW	TWD	RMB	HKD	Other	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
2014
Cash and cash equivalents	48,690	152	2,883	5,542	2,308	56	59,631
Other investments (current)	—	11,131	18,209	—	—	—	29,340
Trade and other receivables	87	—	1,230	4	106	—	1,427
Other investments (non-current)	—	4,744	—	—	—	—	4,744
Refundable deposits	—	—	263	—	39	—	302
Trade and other payables	(1,151)	—	(3,210)	(306)	(365)		(5,032)
Short-term borrowings	—	—	(18,641)	—	—	—	(18,641)

Net financial assets/ (liabilities)	47,626	16,027	734	5,240	2,088	56	71,771
Less: Net financial (assets)/liabilities denominated in the respective entities’ functional currencies	(45,894)	—	(743)	—	(2,100)	(56)	(48,793)

Foreign currency exposure	1,732	16,027	(9)	5,240	(12)	—	22,978

FS56

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

	USD	KRW	TWD	RMB	HKD	Other	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
2013
Cash and cash equivalents	42,180	51	10,145	3,553	2,808	64	58,801
Other investments (current)	—	21,124	336	—	—	—	21,460
Trade and other receivables	209	—	1,865	—	164	—	2,238
Other investments (non-current)	2,109	3,939	—	—	—	—	6,048
Refundable deposits	—	—	267	—	39	—	306
Trade and other payables	(1,043)	—	(2,906)	(3)	(223)	—	(4,175)
Short-term borrowings	—	—	(4,361)	—	—	—	(4,361)

Net financial assets/ (liabilities)	43,455	25,114	5,346	3,550	2,788	64	80,317
Less: Net financial (assets)/liabilities denominated in the respective entities’ functional currencies	(42,140)	—	(5,346)	—	(2,788)	(61)	(50,335)

Foreign currency exposure	1,315	25,114	—	3,550	—	3	29,982

	USD	TWD	Total
	US$’000	US$’000	US$’000
Company
2014
Cash and cash equivalents	668	—	668
Trade and other receivables	2,502	2,646	5,148
Trade and other payables	(22)	(164)	(186)

Net financial assets	3,148	2,482	5,630
Less: Net financial assets denominated in the respective entities’ functional currencies	—	(2,482)	(2,482)

Foreign currency exposure	3,148	—	3,148

2013
Cash and cash equivalents	62	—	62
Trade and other receivables	1,875	796	2,671
Trade and other payables	(32)	(159)	(191)

Net financial assets	1,905	637	2,542
Less: Net financial assets denominated in the respective entities’ functional currencies	—	(637)	(637)

Foreign currency exposure	1,905	—	1,905

FS57

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Sensitivity analysis

A 10% strengthening of the foreign currencies against USD at 31 December would have decreased/ (increased) loss before tax or increased/(decreased) equity by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for the previous financial year ended 31 December 2013. Similarly, a 10% weakening would have the equal but opposite effect.

	Group		Company
	Loss before tax	Equity	Loss before tax		Equity
	US$’000	US$’000	US$’000		US$’000
31 December 2014
KRW (10% strengthening)	490	1,113		*		*
RMB (10% strengthening)	524	—		*		*
31 December 2013
KRW (10% strengthening)	399	2,112		*		*
RMB (10% strengthening)	355	—		*		*

*	The amount is less than US$1,000.

Interest rate risk

The Group and Company are not exposed to significant interest rate risk.

Equity price risk

The Group has investment in quoted equity securities which are listed in Korea. A 10% increase/(decrease) in the underlying equity prices at the reporting dates would increase/(decrease) equity by the following amounts:

	Group
	2014	2013
	Equity	Equity
	US$’000	US$’000
Quoted equity investments available-for-sale	1,113	2,112

This analysis assumes that all other variables remain constant.

FS58

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Accounting classifications and fair values

The carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy are as follows. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying amount					Fair value
	Note	Loans and receivables	Designated at fair value	Available- for-sale	Liabilities at amortised cost	Total carrying amount	Level 1	Level 2	Level 3	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
31 December 2014
Financial assets measured at fair value
Available-for-sale debt securities (non-current)	8	—	—	4,744	—	4,744	—	—	4,744	4,744
Available-for-sale equity securities (current)	8	—	—	11,449	—	11,449	11,449	—	—	11,449
Designated at fair value through profit or loss equity securities	8	—	17,891	—	—	17,891	17,891	—	—	17,891

		—	17,891	16,193	—	34,084

Financial assets not measured at fair value
Trade and other receivables	11	1,427	—	—	—	1,427
Other assets (current)#	12	196	—	—	—	196
Cash and cash equivalents	13	59,631	—	—	—	59,631

		61,254	—	—	—	61,254

Financial liabilities not measured at fair value
Other liabilities (non-current)		—	—	—	(10)	(10)
Trade and other payables	17	—	—	—	(5,032)	(5,032)
Loans and borrowings	18	—	—	—	(18,641)	(18,641)
Other liabilities (current)##	19	—	—	—	(176)	(176)

		—	—	—	(23,859)	(23,859)

FS59

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

		Carrying amount					Fair value
	Note	Loans and receivables	Designated at fair value	Available- for-sale	Liabilities at amortised cost	Total carrying amount	Level 1	Level 2	Level 3	Total
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
31 December 2013
Financial assets measured at fair value
Available-for-sale debt securities (non-current)	8	—	—	6,048	—	6,048	—	2,109	3,939	6,048
Available-for-sale equity securities (current)	8	—	—	21,460	—	21,460	21,460	—	—	21,460

		—	—	27,508	—	27,508

Financial assets not measured at fair value
Trade and other receivables	11	2,238	—	—	—	2,238
Other assets (current)#	12	82	—	—	—	82
Cash and cash equivalents	13	58,801	—	—	—	58,801

		61,121	—	—	—	61,121

Financial liabilities not measured at fair value
Other liabilities (non-current)		—	—	—	(11)	(11)
Trade and other payables	17	—	—	—	(4,175)	(4,175)
Loans and borrowings	18	—	—	—	(4,361)	(4,361)
Other liabilities (current)##	19	—	—	—	(315)	(315)

		—	—	—	(8,862)	(8,862)

#	Excludes prepayments
##	Excludes deferred revenue

FS60

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

		Carrying amount
	Note	Loans and receivables	Available- for-sale	Liabilities at amortised cost	Total carrying amount
		US$’000	US$’000	US$’000	US$’000
Company
31 December 2014
Financial assets not measured at fair value
Trade and other receivables	11	5,148	—	—	5,148
Cash and cash equivalents	13	668	—	—	668

		5,816	—	—	5,816

Financial liabilities not measured at fair value
Trade and other payables	17	—	—	(186)	(186)

31 December 2013
Financial assets not measured at fair value
Trade and other receivables	11	2,671	—	—	2,671
Cash and cash equivalents	13	62	—	—	62

		2,733	—	—	2,733

Financial liabilities not measured at fair value
Trade and other payables	17	—	—	(191)	(191)

Measurement of fair values

(i)	Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between key unobservable inputs and fair value measurement

Group Debt securities	Market comparison technique: The fair value is based on Price/Sales per share ratio derived from quoted prices and financial statements of companies comparable to the investee. The estimate is adjusted for the effect of the lack of marketability of the debt securities.	• Price/Sales per share ratio for selective comparable companies (2.0 times ~ 14.0 times (2013: 2.5 times ~ 5.9 times))	The estimated fair value would increase (decrease) if:
• the Price/Sales per share ratio was higher (lower)
		• Discount for lack of marketability (25% (2013: 25%))	• the discount for lack of marketability was lower (higher)

FS61

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Financial instruments not measured at fair value

Type	Valuation technique	Significant unobservable inputs

Group
Loans and borrowings	Discounted cash flows	Not applicable

(ii)	Transfers between the levels

There were no transfers between the levels during the year.

(iii)	Level 3 fair values

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	Group
	Available-for-sale debt securities
	2014	2013
	US$’000	US$’000
At 1 January	3,939	3,082
Total gains and losses for the period included in other comprehensive income	1,115	934
Currency translation difference	(310)	(77)

At 31 December	4,744	3,939

Management considers that changing one or more of the significant unobservable inputs used to other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

31	Segment information

Business segments

The Group has 2 reportable segments as described below. For each of the reportable segment, the Group’s chief operating decision maker reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Group’s reportable segments:

Asian online game and service:	The development and licensure of online games and investment in associates and available-for-sale financial assets.

Cloud service business:	The provision of cloud products and services to small-to-medium and larger enterprises

FS62

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before tax, as included in the internal management reports that are reviewed by the Group’s chief operating decision maker. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Inter-segment pricing is determined on an arm’s length basis.

	Asian online game and service**	Cloud service business	Total
	US$’000	US$’000	US$’000
2014
External revenues	8,199	1,580	9,779

Interest income	31	—	31
Interest expense	243	—	243
Depreciation and amortisation	1,363	99	1,462

Reportable segment loss before tax	(918)	(1,515)	(2,433)

Share of loss of associates	531	—	531
Tax benefit	(92)	—	(92)
Other material non-cash items:
Impairment loss on prepaid licensing fees	1,259	—	1,259
Impairment loss on intangible assets and goodwill	—	115	115
Impairment loss on property, plant and equipment	—	28	28
Reportable segment assets	52,257	806	53,063
Investment in associates	5,781	—	5,781
Capital expenditure	445	72	517
Reportable segment liabilities	25,696	899	26,595

2013
External revenues	14,106	926	15,032

Interest income	9	—	9
Interest expense	8	—	8
Depreciation and amortisation	2,198	50	2,248

Reportable segment loss before tax	(29,398)	(1,218)	(30,616)

Share of profit of associates	526	—	526
Tax expense	150	—	150
Other material non-cash items:
Impairment loss on prepaid licensing fees	2,752	—	2,752
Impairment loss on intangible assets and goodwill	30,305	—	30,305
Reportable segment assets	50,829	1,261	52,090
Investment in associates	5,822	—	5,822
Capital expenditure	1,657	257	1,914
Reportable segment liabilities	12,539	1,354	13,893

**	The discontinued operation JIDI was taken out of the Asian online game and service segment.

FS63

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Reconciliations of reportable segment revenues, profit or loss, assets and liabilities and other material items:

	2014	2013
	US$‘000	US$‘000
Interest income
Total segments	31	9
Adjustments *	651	229

Total for continuing operations	682	238

Interest expense
Total segments	243	8
Adjustments *	—	41

Total for continuing operations	243	49

Loss before tax
Total segments	(2,433)	(30,616)
Adjustments *	(2,943)	(4,370)

Consolidated loss before tax	(5,376)	(34,986)

Tax benefit/(expense)
Total segments	92	(150)
Adjustments *	(19)	89

Total for continuing operations	73	(61)

Assets
Total assets for reportable segments	53,063	52,090
Unallocated corporate assets
- Cash and cash equivalents	53,677	47,326
- Property, plant and equipment	1,311	1,436
- Others	425	2,711

Consolidated total assets	108,476	103,563

Liabilities
Total liabilities for reportable segments	26,595	13,893
Unallocated corporate liabilities
- Accrued expense	831	1,147
- Others	1,849	36

Consolidated total liabilities	29,275	15,076

*	Adjustment items relate to other business operations such as investment holding which is included as corporate and certain back-office costs and expenses not attributable to any specific segment.

Major Customers

No single customer represented 10 percent or more of GigaMedia’s total net revenues in 2014 and 2013.

FS64

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

Geographic Information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of revenue sources. Segment assets are based on the geographical location of the assets.

Revenue

	2014	2013
	US$’000	US$’000
Taiwan	7,413	11,793
Hong Kong	2,366	3,239

Consolidated revenue	9,779	15,032

Non-current assets#
Taiwan	7,125	8,136
Hong Kong	260	226
Korea	5,189	5,822

Total	12,574	14,184

#	Excludes other investments

32	Acquisition

On 18 October 2013, the Group obtained control of FingerRockz Co., Ltd. (“FingerRockz”), by acquiring in cash 405,000 common shares of the Company, which represents 51.6% of voting interests. FingerRockz is a mobile game developer and publisher based in Taiwan, and the Group acquired it so as to enhance the research and development capacity of mobile games. This primary factor among others, contributed to a purchase price in excess of the fair value of the net identifiable assets acquired and liabilities assumed, and intangible assets.

The following summarises the major class of consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Identifiable assets acquired and liabilities assumed

	Note	US$’000
Trade receivables and other receivables		2
Cash and cash equivalents		583
Intangible assets		67
Trade and other payables		(160)

		492
Goodwill	5	496

		988

Net cash inflow from acquisition of subsidiary
Consideration paid in cash		(510)
Cash and cash equivalents		583

		73

FS65

GigaMedia Limited and its subsidiaries

Financial statements

Year ended 31 December 2014

The trade receivables comprise gross contractual amounts due of US$2,000 and were expected to be collectible at the acquisition date.

From the date of acquisition to 31 December 2013, FingerRockz contributed revenue of US$308 and loss for the period of US$300,000 to the Group’s results. If the acquisition had occurred on 1 January 2013, the Group’s revenue for the period ended 31 December 2013 would have increased by US$17,000 and loss for the period would have increased by US$64,000.

Goodwill

Goodwill was recognised as a result of the acquisition as follows:

US$’000
Total cash consideration transferred	510
Non-controlling interests, based on their proportionate interest in the recognised amounts of the asset and liabilities of the acquiree	478
Fair value of identifiable net assets	(492)

Goodwill	496

In the acquisition, the most appealing asset to the Group was FingerRockz’s creative team. However, the assembled workforce was not an identifiable asset to be recognised separately from goodwill so that the value attributed to it was subsumed into goodwill. The goodwill related to this acquisition is not expected to be deductible for tax purpose.

33	Subsequent event

The Group completed the disposal of financial assets designated at fair value through profit or loss during the period between 13 April 2015 and 15 April 2015 in the Taiwan open market through block sales. The total selling price of this investment approximates US$18 million.

FS66